

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 13, 2015

Ivan Braiker
President and Chief Executive Officer
Ominto, Inc.
1100-112th Avenue NE, Suite 310
Bellevue, WA 98004

> **Re:** **Ominto, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 9, 2015**
> **File No. 333-207005**

Dear Mr. Braiker:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 5, 2015 letter.

Cover Page

1.      Please revise your disclosure to include a price per share for your common stock on the OTC Pink Marketplace as of the most recent practicable date.

2.      Please present the information required pursuant to Item 501(b)(3) of Regulation S-K on a minimum/maximum basis. Currently, you present the gross proceeds, commissions and proceeds before expenses assuming only the maximum number of shares have been sold.

3.      We note your indication that "the actual public offering amount and proceeds to us, if any, are not presently determinable and may be up to $2,000,000 less than the total maximum offering set forth above." Disclose why the gross proceeds to you may be up

to $2,000,000 less when the only fees due to Chardan are reflected in the commissions of $800,000 and expenses of $115,000 you indicate here.

Exhibit 5.1

4.      Please file a revised opinion identifying the number of shares covered by the opinion or the aggregate maximum dollar amount of the offering.

Exhibit 10.31.

5.      We note that, per section 2.3 of the escrow agreement, the offering period may be extended and that the Initial Offering Period has not been identified.  However, this appears to be inconsistent with the prospectus cover page disclosure which provides that the offering period "will terminate 30 days after the effective date of this registration statement" without any possibility of extension.  Please advise.

You may contact Courtney Haseley, Staff Attorney, at (202) 551-7689, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc:     Lisa H. Klein, Esq.
        Gordon & Rees LLP